SECURITIES AND EXCHANGE COMMISSION
                                   Washington, DC 20549

                                       Form 12b-25

                               NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20F   [ ] Form 11K   [x] Form 10Q   [ ] Form - N-SAR

For the Period Ended: September 30th, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: E-BAIT, INC.
Former Name, if Applicable: N/A

Address of Principal Executive Office (Street and Number)

3960 Howard Hughes Pkwy., Ste. 500
Las Vegas, NV 89109

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should  be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could  not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual or semi-annual report, transition report on Form
           10-K,  Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before
            the fifth calendar day following the prescribed due date;   and

[ ] (c) The accountant's statement or other exhibit required by Rule
               12b-259(c) has been attached if applicable)

PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarterly period ended September 30th, 2001 for the Form 10-QSB, of which information has not yet been received.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Adam U. Shaikh, Esq. : (702) 733-0036

(2) Have all or other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

[X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

On August 17th of this year,  E-Bait  completed   an a  cquisition of
     Barrington Foods International which shall significantly change the operations from last year.



Dated: November 14th, 2001


By: /s/
       Rendal Williams
       CEO